BOLLINGER INNOVATIONS, INC.

1405 Pioneer Street,

Brea, California 92821

December 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Bollinger Innovations, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-286420

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Bollinger Innovations, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-286420), as amended, together with all exhibits thereto (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on April 7, 2025, be withdrawn, effective as of the date hereof or at the earliest practicable date hereafter. The reason for such withdrawal is that the Company does not intend to proceed with the planned registration of the Company's common stock at this time.

The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We respectfully request that the Commission provide a copy of any order consenting to the withdrawal of the Registration Statement to Katherine J. Blair, via email at kblair@jonesday.com.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Katherine J Blair of Jones Day at (213) 489-3939. Thank you for your assistance.

Sincerely, BOLLINGER INNOVATIONS, INC.

By:	/s/ David Michery
Name:	David Michery
Title:	Chief Executive Officer